Exhibit 99.2

INFORMATION STATEMENT

7,088,116 CLASS A ORDINARY SHARES OF WEIBO CORPORATION,
PAR VALUE $0.00025 PER SHARE

DISTRIBUTION OF 7,088,116 CLASS A ORDINARY SHARES, PAR VALUE $0.00025 PER SHARE,

OF WEIBO CORPORATION BY SINA CORPORATION

We, SINA Corporation, or SINA, are sending you this information statement because we are completing our distribution of shares of Weibo Corporation, or Weibo, a majority-owned subsidiary of ours. We are distributing one Class A ordinary share, par value $0.00025, of Weibo in the form of a dividend for each ten of our outstanding ordinary shares. Some of these Class A ordinary shares will be distributed in the form of American depositary shares, or ADSs, of Weibo, which we refer to as Weibo ADSs. We refer to the Class A ordinary shares of Weibo and the Weibo ADSs together, collectively, as the Weibo Shares. As of September 12, 2016, the record date for the distribution, we have a total of 70,881,168 issued and outstanding ordinary shares (excluding the 9,274,507 ordinary shares reserved for future grants under our share incentive plan), 59,828,930 of which are held by Cede & Co. as nominee for the Depository Trust Company, or DTC. We expect to distribute a total of 7,088,116 Weibo Shares to holders of our ordinary shares in this manner, including 5,982,893 Weibo Shares to be distributed in the form of 5,982,893 Weibo ADSs to holders of SINA ordinary shares that are held through DTC.

Each Weibo ADS represents one Class A ordinary share. The Weibo ADSs are listed on the NASDAQ Global Select Market under the symbol “WB.”

The distribution is expected to be effective on October 12, 2016, to holders of record of our ordinary shares as of 5:00 p.m. Eastern Standard Time on September 12, 2016.

Weibo is a leading social media for people to create, share and discover Chinese-language content. Our board of directors has determined that it would be in the best interests of our shareholders to distribute a portion of the Weibo Shares that we currently own. Following the completion of the distribution, we will own 108,921,106 Class B Weibo Shares, representing an equity interest in Weibo of approximately 51% (or approximately 75% by voting power).

No vote of our shareholders is required in connection with this distribution. You will not be required to pay cash or provide any other consideration or to surrender or exchange any ordinary shares of SINA in order to receive the distribution of Weibo Shares. Therefore, you are not required to take any action.

We are sending you this information statement, which contains additional information about Weibo and the terms of this distribution, for your information only.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless otherwise noted, in this information statement, “we”, “us”, “our” or “SINA” refer to SINA Corporation, a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities. “Weibo” refers to Weibo Corporation, a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities.

Taxation of the Distribution to U.S. Holders

The distribution of Weibo Shares or cash in lieu thereof will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Weibo Shares (including Weibo Shares represented by Weibo ADSs) received by a U.S. holder, as defined within the section of this information statement entitled “Taxation”, and (y) any cash payment in lieu of fractional Weibo ADSs paid to a U.S. holder. The additional tax is calculated by allocating the value distributed to you in the distribution over your holding period for our ordinary shares, with such amounts allocated to the current year and any years prior to our becoming a PFIC taxable as ordinary income, while amounts allocated to any other years will be subject to tax at the highest applicable rate plus an interest charge applicable to the deemed underpayment. You should treat the effective date of the distribution, which is the distribution date of October 12, 2016, as the date of the dividend. Please see the section of this information statement entitled “Taxation—U.S. Federal Income Tax Considerations—Taxation of the Distribution to U.S. Holders” for additional information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Weibo Shares to be distributed to you pursuant to this distribution or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is September 12, 2016.

INFORMATION ABOUT WEIBO

As a leading social media platform for people to create, distribute and discover Chinese-language content, Weibo provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. A microcosm of Chinese society, Weibo has attracted a wide range of users, including ordinary people, celebrities and other public figures, as well as organizations, such as media outlets, businesses, government agencies and charities.

In April 2014, Weibo completed its initial public offering and its ADSs commenced trading on the NASDAQ Global Selected Market under the symbol “WB.”

Weibo’s principal executive offices are located at 7/F, Shuohuang Development Plaza, No. 6 Caihefang Road, Haidian District, Beijing 100080, People’s Republic of China. The telephone number of Weibo at this address is +86 10 5898-3007. Its registered office in the Cayman Islands is located at the offices of Floor 4, Willow House, Cricket Square, P. O. Box 2804, Grand Cayman KY1-1112, Cayman Islands.

INFORMATION ABOUT THE DISTRIBUTION

The Distribution

On August 29, 2016, our board of directors approved the distribution of part of our Weibo Shares to our shareholders. We will distribute a total of 7,088,116 Weibo Shares to persons who held our ordinary shares as of September 12, 2016, to which we refer as the record date. Among these 7,088,116 Weibo Shares to be distributed, a total of 5,982,893 Weibo Shares will be distributed in the form of 5,982,893 Weibo ADSs to holders of SINA ordinary shares that are held through DTC. To effect this distribution, our board of directors has declared a dividend of one Weibo Share for each ten of our outstanding ordinary shares. The distribution is expected to be effective on October 12, 2016, which we refer to as the distribution date, to holders of record of our ordinary shares as of 5:00 p.m. Eastern Standard Time on the record date.

Our shareholders will not be required to take any action to receive the Weibo Shares on the distribution date.

JPMorgan Chase Bank, N.A. is the depositary of Weibo’s ADS program. The Weibo ADSs to be distributed to our shareholders will be subject to the terms of the deposit agreement Weibo has entered into with the depositary bank, including the fees and expenses payable thereunder.

The actual number of Weibo Shares that we will distribute to each holder of our ordinary shares as of 5:00 p.m. Eastern Standard Time on the record date will be calculated by multiplying 0.10 by the total number of our ordinary shares that each shareholder owned as of 5:00 p.m. Eastern Standard Time on the record date.

Fractional Weibo Shares

We will not distribute any fractional Weibo Shares. The number of fractional Weibo Shares that would be distributable to each of the SINA shareholders in the form of Class A ordinary shares will be rounded up to the nearest whole number if the calculation results in 0.5 or more fractional Weibo Shares, or rounded down to the nearest whole number if it results in less than 0.5 fractional Weibo Shares. Any fractional Weibo ADSs will be aggregated and sold on behalf of those SINA shareholders who would otherwise be entitled to receive a fractional Weibo ADS. Following the distribution, each such SINA shareholder will receive a cash payment in an amount equal to their pro rata share of the total net proceeds of the sale of fractional ADSs, if any. Payment for fractional Weibo ADSs will be distributed through DTC.

Trading

The Weibo Shares have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A. The Weibo ADSs are listed and traded on the NASDAQ Global Select Market under the symbol “WB.”

When and How You Will Receive the Distribution of Weibo Shares

As of the distribution date, we will transfer the appropriate number of Weibo Shares in the form of Weibo Class A ordinary shares to those of our ordinary shareholders who do not hold their SINA ordinary shares through DTC. Weibo’s Cayman registrar will cause these shares to be registered and entered under the name of each such ordinary shareholder on Weibo’s register of members. These shares will be issued as uncertificated shares registered in book-entry form and no certificates representing them will be mailed to registered holders of our ordinary shares in the ordinary course. If you do not hold your SINA ordinary shares through DTC and you are eligible to receive at least one Weibo Share, you may contact Weibo to request a copy of an extract of Weibo’s register of members reflecting your ownership interest in the Weibo Shares.

When and How You Will Receive the Distribution of Weibo ADSs

As of the distribution date, we will transfer the appropriate number of Weibo Shares in the form of Weibo ADSs to those of our ordinary shareholders who hold their SINA ordinary shares through DTC. Weibo’s depositary bank will cause these Weibo ADSs to be registered in each shareholder’s name or in the “street name” of each shareholder’s broker. Many of our shareholders have their ordinary shares held on account by a broker, bank or other nominee. In such cases, the nominee is the registered holder or “street name” for its ordinary shares of SINA and will be recorded as the registered holder of the Weibo ADSs that the shareholder is entitled to receive. Each nominee should, in turn, electronically credit that shareholder’s account for the Weibo ADSs. If you have any questions in this regard, we encourage you to contact your nominee on the mechanics of having the Weibo ADSs posted to your account.

TAXATION

The following discussion is a summary of Cayman Islands, PRC and U.S. federal income tax consequences of the distribution of Weibo Shares to holders of our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this information statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the distribution, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Holders of our ordinary shares are encouraged to consult their tax advisors with respect to the tax consequences, including the income tax consequences, if any, to them of the acquisition, holding, redemption, sale or transfer of Weibo Shares.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No taxes, fees or charges will payable (either by direct assessment or withholding) by a holder of SINA ordinary shares to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands as a result of the receipt of Weibo Shares in the distribution.

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The Circular regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. The Bulletin regarding the Administrative Measures on the Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Interim) provides more guidance on the implementation of the circular, clarifying matters including resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not companies like us, the determining criteria set forth in the circular and the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

If the PRC tax authorities determine that SINA is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of SINA would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that SINA is treated as a PRC resident enterprise.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Weibo Shares by a U.S. holder (as defined below) that acquires Weibo Shares in this distribution and holds Weibo Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (“IRS”) and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not address any estate, alternative minimum tax, Medicare, foreign, state or local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of holding Weibo Shares and the acquisition of Weibo Shares in the distribution.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise elected to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations for SINA

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

As a result of a significant increase in the value of our passive assets and the decline in the value of our ordinary shares, we believe that it is likely that we were a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2015, and unless we choose to deploy our passive assets for working capital purposes or other active purposes or the value of our ordinary shares increases, it is likely that we will be a PFIC for the current taxable year. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). It is also possible that the IRS may challenge our classification or the valuations used in making our assessment of PFIC status. Accordingly, we cannot provide any assurance that we will or will not be a PFIC for the current or any other taxable year.

The discussion below under “Taxation of the Distribution to U.S. Holders — If SINA is a PFIC” is written on the basis that we will be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply to the distribution if we are not classified as a PFIC are generally discussed below under “Taxation of the Distribution to U.S. Holders — If SINA is not a PFIC.” Each U.S. holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of our being classified as a PFIC, including the possibility of making a mark-to-market election.

Taxation of the Distribution to U.S. Holders

If SINA is a PFIC

As discussed below, the value of the distribution of Weibo Shares and cash in lieu thereof received by a U.S. holder in the distribution is a dividend taxable at full, ordinary rates. In addition, if we are classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, such U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, unless such U.S. holder makes a mark-to-market election (as described below).

Under the PFIC rules, any (i) excess distribution that we make to a U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares) and (ii) gain realized on the sale or other disposition, including a pledge, of the ordinary shares, will be allocated ratably over the U.S. holder’s holding period for our ordinary shares. The amount allocated to the current taxable year, and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income. The amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest rate in effect applicable to the U.S. holder for each such year plus an interest charge applicable to the deemed underpayment.

The distribution of Weibo Shares and cash in lieu thereof in the distribution will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. holder holds our ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. holder, the U.S. holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our ordinary shares, provided they are “marketable stock” (as defined below). If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of our ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ordinary shares and we cease to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ordinary shares will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, it is expected that the mark-to-market election would be available to a U.S. holder of our ordinary shares.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If SINA Is Not a PFIC

If, contrary to our views expressed above, SINA is not treated as a PFIC, the distribution of Weibo Shares and cash in lieu thereof will not be subject to PFIC taxes on excess distributions, but will still be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder.  Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares, such as the distribution of Weibo Shares, will not be eligible for the dividends received deduction allowed to corporations (in respect of dividends received from United States corporations) under the Code.

If, contrary to current expectation, SINA is not a PFIC, the distribution of Weibo Shares and cash in lieu thereof will be taxed in the hands of non-corporate U.S. holders at a reduced U.S. federal tax rate rather than the marginal rates generally applicable to ordinary income provided we are a “qualified foreign corporation” and certain holding period requirements are satisfied. A non-U.S. corporation (that is not classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of clause (i) above and which includes an exchange of information provision. If we are eligible for such benefits, the distribution of Weibo Shares and cash in lieu thereof we pay on our ordinary shares would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. The distribution of Weibo Shares and cash in lieu thereof received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for the distribution of Weibo Shares and cash in lieu thereof we pay with respect to our ordinary shares.

Under current IRS guidance, our ordinary shares will be considered readily tradable on the NASDAQ Global Select Market, which is an established securities market in the United States, for as long as the ordinary shares continue to be listed on such exchange. Thus, we believe that the distribution of Weibo Shares and cash in lieu thereof we make on our ordinary shares in the distribution will meet the conditions required for the reduced tax rate. Each U.S. holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

The distribution of Weibo Shares and cash in lieu thereof will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on such dividends paid on our ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on such dividends received on our ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Considerations for U.S. Holders of Weibo Shares

Passive Foreign Investment Company Considerations for Weibo

Although the law in this regard is not entirely clear, Weibo treats its variable interest entities as being owned by it for U.S. federal income tax purposes, not only because Weibo exercises effective control over the operation of such entities but also because Weibo is entitled to substantially all of their economic benefits, and, as a result, Weibo consolidates their operating results in its consolidated financial statements.

Assuming that Weibo is the owner of its variable interest entities for U.S. federal income tax purposes, and based upon its current income and assets and projections as to the value of Weibo Shares immediately following the distribution, Weibo does not currently expect to be classified as a PFIC for the current taxable year or the immediately foreseeable future. Although Weibo does not expect to become a PFIC in the current or immediately foreseeable future taxable years, the determination of whether Weibo will be or become a PFIC will depend in part upon the composition of its income and assets and the value of its assets from time to time, including, in particular the value of its goodwill and other unbooked intangibles (which may depend upon the market value of Weibo Shares from time-to-time, which may be volatile). In estimating the value of its goodwill and other unbooked intangibles, Weibo has taken into account its anticipated market capitalization immediately following the distribution. Among other matters, if market capitalization is less than anticipated or subsequently declines, Weibo may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge its classification or valuation of its goodwill and other unbooked intangibles, which may result in Weibo being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether Weibo will be or become a PFIC may also depend, in part, on the composition of its income and assets. Under circumstances where Weibo accumulates significant amounts of cash or if the variable interest entities are not treated as owned by Weibo for U.S. federal income tax purposes, its risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that Weibo will not be a PFIC for the current taxable year or any future taxable year. If Weibo were classified as a PFIC for any year during which a U.S. holder held Weibo Shares, Weibo generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held Weibo Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Weibo Shares” is written on the basis that Weibo is not a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if Weibo is classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules for Weibo.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on Weibo Shares out of Weibo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because Weibo does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States.

In the event that Weibo is deemed to be a PRC “resident enterprise” and is liable to pay tax under the PRC Enterprise Income Tax Law, Weibo should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (i) above and which includes an exchange of information provision. If Weibo is eligible for such benefits, dividends Weibo pays on its ordinary shares, regardless of whether such shares are represented by ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on Weibo Shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends Weibo pays with respect to Weibo Shares.

Under current IRS guidance, Weibo ADSs will be considered readily tradable on the NASDAQ Global Select Market, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, Weibo believes that dividends paid on its ADSs will meet the conditions required for the reduced tax rate. Since Weibo does not expect that its ordinary shares will be listed on established securities markets, it is unclear whether dividends that Weibo pays on its ordinary shares currently meet the conditions required for the reduced tax rate. There can be no assurance that Weibo ADSs will continue to be considered readily tradable on an established securities market in later years. Each U.S. holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

Dividends paid by Weibo will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that Weibo is deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on Weibo Shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Weibo Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Weibo Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Weibo Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Weibo Shares. Any capital gain or loss will be long-term if such Weibo Shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes. (For U.S. federal income tax purposes, the holding period of Weibo Shares received by U.S. holders in the distribution above will begin on the day of the distribution; for U.S. federal income tax purposes, such U.S. holder’s basis in the Weibo Shares will be equal to their fair market value on the date of the distribution.) The deductibility of a capital loss may be subject to limitations.

In the event that Weibo is treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of Weibo Sharesis subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of its Weibo Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules for Weibo

If Weibo is classified as a PFIC for any taxable year during which a U.S. holder holds Weibo Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether Weibo remains a PFIC, on (i) any excess distribution that Weibo makes to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Weibo Shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Weibo Shares.

Under the PFIC rules, if Weibo is a PFIC for any taxable year during which a U.S. holder holds Weibo Shares: (i) such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Weibo Shares; (ii) such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which Weibo is classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income; (iii) such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and (iv) an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If Weibo is a PFIC for any taxable year during which a U.S. holder holds Weibo Shares and any of its non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of its subsidiaries.

As an alternative to the foregoing rules, in the event that Weibo is a PFIC, a U.S. holder of Weibo ADSs may make a mark-to-market election with respect to such U.S. holder’s Weibo ADSs, provided that the Weibo ADSs are marketable stock, regularly traded on a qualified exchange such as the NASDAQ Global Select Market. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that Weibo is a PFIC the excess, if any, of the fair market value of Weibo ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of Weibo ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in Weibo ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that Weibo is a PFIC any gain recognized upon the sale or other disposition of Weibo ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election in respect of a corporation classified as a PFIC may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of such corporation’s non-United States subsidiaries that is classified as a PFIC.

Weibo does not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that Weibo pays on its ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if Weibo is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns Weibo Shares during any taxable year that Weibo is a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if Weibo is or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder may be required to submit to the IRS certain information with respect to such U.S. holder’s beneficial ownership of Weibo Shares, if such Weibo Shares are not held by a financial institution on the U.S. holder’s behalf. A U.S. holder may be subject to penalties if such U.S. holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to Weibo Shares and proceeds from the sale, exchange or other disposition of Weibo Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and U.S. holders may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. Each U.S. holder is urged to consult its tax advisors regarding the application of the U.S. information reporting and backup withholding rules to its particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

Weibo is subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, Weibo is required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed by Weibo with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

NOTICE TO SHAREHOLDERS

You should rely only on the information contained in this information statement. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the front cover of this information statement.